UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                       Grupo Televisa, S.A. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Series A Shares ("A Shares")
                         Series B Shares ("B Shares")(1)
                     Dividend Preferred Shares ("D Shares")
                          Series L Shares ("L Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40049J206(2)
            -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avida Camacho 24
                                Torre del Basque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2004
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                       13d-1(g), check the following box [ ].

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continuing on the following pages)
                                 (Page 1 of 29)


--------------------------------
(1) The B Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

(2) CUSIP number is for the Global Depositary Shares ("GDSs") only. GDSs each represent twenty certificados de participacion ordinarios ("CPOs"), each of which currently comprises one A Share, one D Share and one L Share. No CUSIP number exists for the underlying CPOs, A Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206 GDSs                  13D                       Page 2 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 3 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 4 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 5 of 29

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 6 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 7 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 8 of 29



1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  8,000,952,240 B Shares (See Items 5(a) and 5(b))

                            9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                       Page 9 of 29


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                            8   SHARED VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8,000,952,240 B Shares (See Items 5(a) and 5(b))
  EACH REPORTING PERSON
          WITH              9   SOLE DISPOSITIVE POWER

                                178,729,650 A Shares, 157,282,092 B Shares,
                                250,221,510 D Shares and 250,221,510 L Shares
                                (See Items 5(a) and 5(b))

                           10   SHARED DISPOSITIVE POWER

                                62,006,754,825 A Shares, 8,000,952,240 B Shares,
                                12,728,787,654 D Shares and 12,728,787,654 L
                                Shares (See Items 5(a) and 5(b))


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,185,484,475 A Shares, 8,158,234,332 B Shares, 12,979,009,164 D Shares and
    12,979,009,164 L Shares (See Items 5(a) and 5(b))

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.85% of A Shares, 13.54% of B Shares, 14.09% of D Shares and 14.09% of L Shares

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D                      Page 10 of 29


Item 1.           Security and Issuer.
------            -------------------

                  This statement on Schedule 13D (this "Statement") relates to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares of common stock no par value (the "D Shares"), and the limited-voting Series L Shares of common stock, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A. (the "Issuer").

                  The Shares trade in the United Mexican States ("Mexico") primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises one A Share, one D Share and one L Share, and in the United States in the form of global depositary shares ("GDSs"), each of which represents 20 CPOs. Following the transactions described under Item 4 of this Statement, one CPO will comprise 117 Shares (25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares). One GDS will continue to represent 20 CPOs.

                  The Issuer is a sociedad anonima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico.

Item 2.           Identity and Background.
------            -----------------------

                  (a) - (c) and (f):

                  This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

                  (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all Shares beneficially owned by GFI may be deemed to be shared among each member of the Slim Family.

                  (2) GFI is a sociedad anonima de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. Shares reported as beneficially owned by GFI include Shares owned directly by Trust No. F/0553, a trust established under the laws of Mexico (the "Inbursa Trust"), which are held for the benefit of Promotora Inbursa, S.A. de C.V. ("Promotora Inbursa"), an indirect subsidiary of GFI and shares owned directly by Promotora Inbursa. Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is the trustee of the Inbursa Trust and a subsidiary of GFI.

                  The names, addresses, occupations and citizenship of the Slim Family and the executive officers and directors of GFI are set forth in Schedule I attached hereto.

CUSIP No. 40049J206 GDSs                  13D                      Page 11 of 29

                  (d) and (e)

                  None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  As more fully described under Item 4, on March 23, 2004, the Inbursa Trust contributed all its shares of Grupo Televicentro, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("Televicentro") to Trust No. 80375, a trust established under the laws of Mexico (the "Shareholder Trust"). Upon the fulfillment of certain conditions, as more fully described under Item 4, Televicentro will distribute to the Shareholder Trust, all its Shares in the Issuer.

Item 4.           Purpose of Transaction.
------            ----------------------

                  Recapitalization

                  On March 24, 2004, the board of directors of the Issuer decided to propose to its shareholders a series of transactions (the "Recapitalization") principally comprising: (i) a stock split in which each outstanding share of the Issuer will be divided into 25 shares of the same class; (ii) the creation of the B Shares; and (iii) a stock dividend in which the Issuer will distribute fourteen new shares for every 25 shares outstanding after the stock split. This distribution will include B Shares, D Shares and L Shares in different combinations for each class of outstanding stock. Each CPO currently comprises one A Share, one D Share and one L Share, and each GDS represents 20 CPOs. Following the Recapitalization, one CPO will comprise 117 Shares (25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares). One GDS will continue to represent 20 CPOs. The B Shares will be registered under Section 12(b) of the Exchange Act.

                  The Recapitalization will be proposed to shareholders of the Issuer at meetings scheduled for April 16, 2004. Televicentro, which as of the date of this Statement is the controlling shareholder of the Issuer, has indicated that it intends to vote in favor of the Recapitalization.

                  Televicentro Distribution

                  On March 23, 2004, the Inbursa Trust, the Azcarraga Trust (as defined below) and the Investor Trust (as defined below) contributed all their shares in Televicentro to the Shareholder Trust and became beneficiaries of the Shareholder Trust. Before this contribution, the ownership of Televicentro's voting equity securities was as follows: (i) Trust No. 80370, a trust organized under the laws of Mexico for the benefit of Emilio Fernando Azcarraga Jean ("EAJ") (the "Azcarraga Trust") and Grupo Triple "B", S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("Grupo BBB"), owned 55.29%; (ii) the Inbursa Trust owned 24.70%; and (iii) Trust No. 14520-1, a trust established under the laws of Mexico (the "Investor Trust") for the benefit of Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez and Carlos Fernandez Gonzalez (the "Investors"), owned 20.01%. EAJ owns 99.96% of the outstanding voting equity securities of Grupo BBB.

CUSIP No. 40049J206 GDSs                  13D                      Page 12 of 29

                  Upon and subject to consummation of the Recapitalization, Televicentro will distribute all its Shares, including Shares held in the form of CPOs, to the Shareholder Trust (the "Televicentro Distribution") and, as a result, will cease to be a shareholder of the Issuer. The Shares beneficially owned by the Inbursa Trust and the Investor Trust will be transferred to the trustee of the CPO trust in exchange for the issuance of 200 million CPOs and 164 million CPOs, respectively. The Shareholder Trust will release two million CPOs to members of the Fernandez family, leaving the Investor Trust with 162 million CPOs.

                  Televicentro currently owns 2,348 million A Shares, 53 million D Shares and 53 million L Shares. Following the Recapitalization, the Televicentro Distribution and related transactions, the Shareholder Trust will beneficially own Shares (including Shares in the form of CPOs) as described in
Item 5 of this Statement.

                  Upon, and subject to the occurrence of, the Televicentro Distribution, the existing arrangements among the Televicentro shareholders, which are described under "Major Shareholders and Related Party Transactions" in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2002, will be terminated.

                  Trust Agreement

                  Voting of Shares. Pursuant to the agreement governing the Shareholder Trust (the "Trust Agreement"), the Shares held through the Shareholder Trust will be voted by the trustee as instructed by a Technical Committee comprising five members--three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, EAJ will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by EAJ. As a result, EAJ will have the ability to direct the election of eleven out of 20 members of the Issuer's board of directors.

                  In accordance with the Trust Agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals to be elected as members of the Board of Directors of the Issuer, who will be designated as follows. EAJ will be entitled to nominate two individuals. The Inbursa Trust will be entitled to nominate two individuals so long as the shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares. Until the Investor Trust is entitled to withdraw all its Shares from the Shareholder Trust, and so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it will be entitled to nominate one individual. Because the B Shares held through the Shareholder Trust following the Televicentro Distribution will constitute 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to the Issuer's Board.

CUSIP No. 40049J206 GDSs                  13D                      Page 13 of 29


                  EAJ has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Trust Agreement, including increases or reductions in the capital stock of the Issuer (other than the acquisitions by the Issuer of its capital stock as permitted by Mexican law); merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Issuer; related party transactions, extensions of credit, the purchase or sale of assets of the Issuer or share repurchases, in each case exceeding specified thresholds; the furnishment of guaranties, other than in the ordinary course of business; and selection of the chairman of the Issuer's board of directors, if different from EAJ. If either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on such a matter, and EAJ declines to do so, then notwithstanding the arrangements described below, such party may immediately withdraw its Shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Shares.

                  Release of Shares. Before July 1, 2005 (except as described above or if certain changes in Mexican tax laws are approved), the Shareholder Trust beneficiaries will not be permitted to withdraw Shares from the Shareholder Trust or to pledge Shares without the consent of the other beneficiaries. During this period, Shareholder Trust beneficiaries will have only limited rights to transfer, assign or pledge their interests in the Shareholder Trust. Beginning July 1, 2005, the Investor Trust may withdraw any or all of its Shares from the Shareholder Trust. The Inbursa Trust may withdraw up to two-thirds of its Shares from July 1, 2005 through June 30, 2009 and any or all of its Shares beginning July 1, 2009. The Azcarraga Trust may withdraw any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such withdrawal, the Inbursa Trust may freely withdraw any or all of its Shares. Notwithstanding these restrictions, if EAJ transfers Shares such that a third party would control the Issuer, and at the time of the transfer there is no law that would require the third party purchaser to tender for all outstanding Shares (including Shares beneficially owned by the Investor Trust and the Inbursa Trust), the Investor Trust and Inbursa Trust will have the right to participate in the transfer on the same terms and conditions as EAJ.

                  General

                  The provisions of the Trust Agreement are set forth as an exhibit to this Statement, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only and is qualified in its entirety by reference to such documents. There can be no assurance that the Recapitalization, the Televicentro Distribution or the other transactions described in this Statement will be effected in the manner described, or at all.

                  Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

CUSIP No. 40049J206 GDSs                  13D                      Page 14 of 29


Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) The Shareholder Trust, the Azcarraga Trust, the Inbursa Trust, the Investor Trust, EAJ, Promotora Inbursa and the Investors constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, following the Televicentro Distribution and related transactions, the Shareholder Trust will beneficially own directly, and each of the Azcarraga Trust, the Inbursa Trust, the Investor Trust and each Investor (other than Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez and Carlos Fernandez Gonzalez) may be deemed to beneficially own indirectly the following number of Shares: 62,006,754,825 A Shares, which constitute approximately 49.71% of the 124,736,244,175 A Shares outstanding; 8,000,952,240 B Shares, which constitute approximately 13.28% of the 60,269,682,796 B Shares outstanding; 12,728,787,654 D Shares, which constitute approximately 13.82% of the 92,133,721,715 D Shares outstanding; and 12,728,787,654 L Shares, which constitute approximately 13.82% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  EAJ beneficially owns directly 8,010,814 CPOs, which after the Recapitalization will represent 200,270,350 A Shares, 176,237,908 B Shares, 280,378,490 D Shares and 280,378,490 L Shares. Accordingly, following the Televicentro Distribution and related transactions, EAJ will beneficially own the following number of Shares: 62,207,025,175 A Shares, which constitute approximately 49.87% of the 124,736,244,175 A Shares outstanding; 8,177,190,148 B Shares, which constitute approximately 13.57% of the 60,269,682,796 B Shares outstanding; 13,009,166,144 D Shares, which constitute approximately 14.12% of the 92,133,721,715 D Shares outstanding; and 13,009,166,144 L Shares, which constitute approximately 14.12% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will beneficially own directly 2,006,637 CPOs, which after the Recapitalization will represent 50,165,925 A Shares, 44,146,014 B Shares, 70,732,295 D Shares and 70,232,295 L Shares. Accordingly, following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will beneficially own the following number of Shares:
62,056,920,750 A Shares, which constitute approximately 49.75% of the 124,736,244,175 A Shares outstanding; 8,045,098,254 B Shares, which constitute approximately 13.35% of the 60,269,682,796 B Shares outstanding; 12,799,019,949 D Shares, which constitute approximately 13.89% of the 92,133,721,715 D Shares outstanding; and 12,799,019,949 L Shares, which constitute approximately 13.89% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Maria Asuncion Aramburuzabala Larregui beneficially owns directly 993,209 CPOs and 37,600 GDSs, which after the Recapitalization will

CUSIP No. 40049J206 GDSs                  13D                      Page 15 of 29


represent 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares and 61,082,315 L Shares. Lucrecia Aramburuzabala Larregui de Fernandez beneficially owns directly 993,209 CPOs and 37,600 GDSs, which after the Recapitalization will represent 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares and 61,082,315 L Shares. Accordingly, following the Televicentro Distribution and related transactions, each of Maria Asuncion Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernandez will beneficially own the following number of Shares: 62,050,385,050 A Shares, which constitute approximately 49.75% of the 124,736,244,175 A Shares outstanding; 8,039,346,838 B Shares, which constitute approximately 13.34% of the 60,269,682,796 B Shares outstanding; 12,789,869,969 D Shares, which constitute approximately 13.88% of the 92,133,721,715 D Shares outstanding; and 12,789,869,969 L Shares, which constitute approximately 13.88% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Promotora Inbursa beneficially owns directly 7,149,186 CPOs, which after the Recapitalization will represent 178,729,650 A Shares, 157,282,092 B Shares, 250,221,510 D Shares and 250,221,510 L Shares.
Accordingly, following the Televicentro Distribution and related transactions, Promotora Inbursa will beneficially own, and each of the Reporting Persons may be deemed to beneficially own, the following number of Shares: 62,185,484,475 A Shares, which constitute approximately 49.85% of the 124,736,244,175 A Shares outstanding; 8,158,234,332 B Shares, which constitute approximately 13.54% of the 60,269,682,796 B Shares outstanding; 12,979,009,164, D Shares, which constitute approximately 14.09% of the 92,133,721,715 D Shares outstanding; and 12,979,009,164, L Shares, which constitute approximately 14.09% of the 92,133,721,715 L Shares outstanding (in each case based on the number of Shares outstanding after giving effect to the Recapitalization).

                  Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares directly beneficially owned by any direct or indirect participant in the Shareholder Trust, other than the Reporting Persons.

                  (b)  (1) Shareholder Trust

                      Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, the Shareholder Trust will have the shared power to vote, or direct the voting, of the following number of
Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D
Shares, and 12,728,787,654 L Shares. The Shareholder Trust will have no power to dispose, or direct the disposition, of any Shares.

                       (2) EAJ

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, EAJ, as the sole beneficiary of the Azcarraga Trust, will have the shared power to vote, or direct the voting, and the shared power to dispose, or direct the disposition, of the following number of Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L Shares.

                      EAJ has, and following the Televicentro Distribution and related transactions, will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares:
200,270,350 A Shares, 176,237,308 B Shares, 280,378,490 D Shares and 280,378,490
L Shares.

                      Upon release of all Shares from the Shareholder Trust, EAJ would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares, in addition to the Shares described in the preceeding paragraph: 52,969,750,686 A Shares, 48,388,597 B Shares, 76,981,859 D Shares and 76,981,859 L Shares.

CUSIP No. 40049J206 GDSs                  13D                      Page 16 of 29

                       (3) GFI

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Promotora Inbursa, as the sole beneficiary of the Inbursa Trust, will have the shared power to vote, or direct the voting, of 8,000,952,240 B Shares with respect to the election of two individuals to serve as members of the Issuer's Board of Directors.

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Promotora Inbursa, as the sole beneficiary of the Inbursa Trust, will have the shared power to dispose, or direct the disposition, of the following number Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L Shares.

                      Promotora Inbursa has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 178,729,650 A Shares, 157,282,092 B Shares, 250,221,510 D
Shares and 250,221,510 L Shares.

                      Upon release of all Shares from the Shareholder Trust, Promotora Inbursa would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares, in addition to the Shares described in the preceding paragraph:
4,994,724,717 A Shares, 4,395,357,751 B Shares, 6,992,614,604 D Shares and
6,992,614,604 L Shares.

                       As discussed in Item 2, Shares held directly by the Inbursa Trust for the benefit of Promotora Inbursa are reported as beneficially owned by GFI.

                       (4) Investors and the Investor Trust

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, each of the Investors and the Investor Trust will have the shared power to vote, or direct the voting, of 8,000,952,240 B Shares with respect to the election of one individual to serve as a member of the Issuer's Board of Directors.

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, each of the Investors and the Investor Trust will have the shared power to dispose, or direct the disposition, of the following number of Shares: 62,006,754,825 A Shares, 8,000,952,240 B Shares, 12,728,787,654 D Shares, and 12,728,787,654 L Shares.

                       Pursuant to the Trust Agreement, following the Televicentro Distribution and related transactions, Carlos Fernandez Gonzalez will have the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 50,165,925 A Shares, 44,146,014 B Shares, 70,732,295 D Shares and 70,232,295 L Shares.

                       Maria Asuncion Aramburuzabala Larregui has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, or to dispose, or direct the disposition, of the following number of Shares: 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares, 61,082,315 L Shares.

                       Lucrecia Aramburuzabala Larregui has, and following the Televicentro Distribution and related transactions will have, the sole power to vote, or direct the voting, and to dispose, or direct the disposition, of the following Shares: 43,630,225 A Shares, 38,394,598 B Shares, 61,082,315 D Shares, 61,082,315 L Shares.

CUSIP No. 40049J206 GDSs                  13D                      Page 17 of 29

                       Upon release of all Shares from the Shareholder Trust, each Investor and the Investor Trust would have the shared power to vote, or direct the voting, and the shared power to dispose, or direct the disposition, of the following number of Shares: 4,042,279,421 A Shares, 3,557,205,891 B Shares, 5,659,191,190 D Shares and 5,659,191,190 L Shares.

                  (c) On March 25, 2004, Promotora Inbursa acquired 7,149,186 CPOs, representing an equivalent number of A Shares, D Shares and L Share for a price per CPO of Ps. 23.36. The acquisition was effected in a private transaction. Except as described herein, no transactions in Shares were effected during the past 60 days by any Reporting Person.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  ------------------------------------

                  Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                  Exhibit No.       Description

                  1                 Powers of Attorney

                  2                 Joint Filing Agreement

                  3                 Trust Agreement relating to Trust No. 80375,
dated as of March 23, 2004, by and among Nacional Financiera, S.N.C., as trustee of Trust No. 80370, Banco Inbursa, S.A., as trustee of Trust No. F/0553, Banco Nacional de Mexico, S.A. as trustee of Trust No. 14520-1, Nacional Financiera, S.N.C., as trustee of Trust No. 80375, Emilio Azcarraga Jean, Promotora Inbursa, S.A. de C.V., Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez, Carlos Fernandez Gonzalez, Grupo Televisa, S.A. and Grupo Televicentro, S.A. de C.V.

CUSIP No. 40049J206 GDSs                  13D                      Page 18 of 29


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Carlos Slim Helu


         -------------------------------------

         Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
                                                       -----------------------
         -------------------------------------         Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      April 5, 2004


         -------------------------------------

         Patrick Slim Domit


         -------------------------------------

         Maria Soumaya Slim Domit


         -------------------------------------

         Vanessa Paola Slim Domit


         -------------------------------------

         Johanna Monique Slim Domit


         -------------------------------------


         GRUPO FINANCIERO INBURSA, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Fiduciary Attorney-in-Fact

CUSIP No. 40049J206 GDSs                  13D                      Page 19 of 29



                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                          Principal Occupation
----                          --------------------

Carlos Slim Helu              Chairman of the Board of Telefonos de Mexico,
                              S.A. de C.V., America Movil, S.A. de C.V. and
                              Carso Global Telecom, S.A. de C.V.

Carlos Slim Domit             Chairman of Grupo Carso, S.A. de C.V. and
                              President of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit      Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit            Vice President of Commercial Markets of Telefonos
                              de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit      President of Museo Soumaya

Vanessa Paola Slim Domit      Private Investor

Johanna Monique Slim Domit    Private Investor

CUSIP No. 40049J206 GDSs                  13D                      Page 20 of 29




                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
   Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                         Principal Occupation
-----------------                         --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)      Chairman of the Board of Telefonos de
                                          Mexico, S.A. de C.V., America Movil,
                                          S.A. de C.V. and Carso Global Telecom,
                                          S.A. de C.V.

Marco Antonio Slim Domit                  Chairman of Grupo Financiero Inbursa,
                                          S.A. de C.V. (Chairman of the Board)

Eduardo Valdes Acra                       Chief Executive Officer of Inversora
                                          Bursatil, S.A. (Vice-Chairman of the
                                          Board) de C.V.

Agustin Franco Macias (Director)          Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)    Chairman of the Board of Kimberly
                                          Clark de Mexico, S.A. de C.V.

Jose Kuri Harfush (Director)              President of Productos Dorel S.A. de
                                          C.V.

Juan Antonio Perez Simon (Director)       Vice-Chairman of Telefonos de Mexico,
                                          S.A. de C.V.

David Ibarra Munoz (Director)             Independent Economist

Executive Officers

Marco Antonio Slim Domit (CEO)            Chief Executive Officer of Grupo
                                          Financiero Inbursa, S.A. de C.V.